SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 8

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). James T. Boosales

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 812,500 6. Shared Voting Power 7. Sole Dispositive Power 812,500 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 812,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 13.0%

12.	Type of Reporting Person IN

CUSIP NO. 78464W104	Page 3 of 8

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Boosales Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 800,000 6. Shared Voting Power 7. Sole Dispositive Power 800,000 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 12.8%

12.	Type of Reporting Person PN

CUSIP NO. 78464W104	Page 4 of 8

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Boosales Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 800,000 6. Shared Voting Power 7. Sole Dispositive Power 800,000 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 12.8%

12.	Type of Reporting Person CO

CUSIP NO. 78464W104	Page 5 of 8

Item 1.	(a)	Name of Issuer: SRI/Surgical Express, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 12425 Racetrack Road Tampa, FL 33626

Item 2.	(a)	Name of Person Filing:

		(1)	James T. Boosales

		(2)	Boosales Family Limited Partnership

		(3)	Boosales Holdings, Inc.

Item 2.	(b)	Address of Principal Business Office or if none, Residence:

		(1)	2145 Glenbrook Close Palm Harbor, Florida 34683

		(2)	2145 Glenbrook Close Palm Harbor, Florida 34683

		(3)	2145 Glenbrook Close Palm Harbor, Florida 34683

Item 2.	(c)	Citizenship:

		(1)	United States of America

		(2)	Colorado

		(3)	Colorado

Item 2.	(d)	Title of Class of Securities: Common stock

Item 2.	(e)	CUSIP Number: 78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

CUSIP NO. 78464W104	Page 6 of 8

Item 4.	Ownership.

	(a)	Amount beneficially owned (describe):

		(1)	812,500*

		(2)	800,000

		(3)	800,000

*       This amount includes 800,000 shares of Common Stock owned by the Boosales Family Limited Partnership, a Colorado limited partnership of which Boosales Holdings, Inc., a Colorado corporation, is the general partner. Mr. Boosales and his wife, Bonny, jointly own all of the issued and outstanding voting stock of Boosales Holdings, Inc.

	(b)	Percent of class:

		(1)	13.0%

		(2)	12.8%

		(3)	12.8%

	(c)	Number of shares as to which the person has:

	(1):	(i)	sole power to vote or to direct the vote: 812,500

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 812,500

		(iv)	shared power to dispose or to direct the disposition of:

	(2):	(i)	sole power to vote or to direct the vote: 800,000

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 800,000

		(iv)	shared power to dispose or to direct the disposition of:

CUSIP NO. 78464W104	Page 7 of 8

	(3):	(i)	sole power to vote or to direct the vote: 800,000

		(ii)	shared power to vote or to direct the vote:

		(iii)	sole power to dispose or to direct the disposition of: 800,000

		(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class: N/A

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:

Bonny Boosales, Mr. Boosales’s wife, has the power to direct the receipt of dividends from, or the proceeds from the sale of, 800,000 shares of Common Stock owned by Boosales Family Limited Partnership, which power is shared with Mr. Boosales.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

CUSIP NO. 78464W104	Page 8 of 8

Item 10.	Certification: N/A

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit:

Exhibit 1:	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ JAMES T. BOOSALES JAMES T. BOOSALES		BOOSALES FAMILY LIMITED PARTNERSHIP
		By:	Boosales Holdings, Inc., its general partner

		By:	/s/ JAMES T. BOOSALES

James T. Boosales, President
BOOSALES HOLDINGS, INC.

By:	/s/ JAMES T. BOOSALES

James T. Boosales, President